Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2012	2011	2010	2009	2008
	(In thousands, except ratio data)
Income before income taxes	$ 36,663	$ 32,229	$ 23,423	$ 11,050	$ 13,891

Interest on indebtedness	11,394	11,641	12,439	13,682	14,728

Portion of rents representative
of the interest factor	1,739	1,670	1,589	1,576	1,498

Earnings as adjusted	$ 49,796	$ 45,540	$ 37,451	$ 26,308	$ 30,117

Fixed charges:

Interest on indebtedness	$ 11,394	$ 11,641	$ 12,439	$ 13,681	$ 14,728

Portion of rents representative
of the interest factor	1,739	1,670	1,589	1,576	1,498

Fixed charges	$ 13,133	$ 13,311	$ 14,028	$ 15,257	$ 16,226

Ratio of earnings
to fixed charges	3.79	3.42	2.67	1.72	1.86